Company Oxford Glycosciences PLC
                  TIDM OGS
                  Headline Holding(s) in Company
                  Released 12:22 9 Apr 2003
                  Number 8211J






SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Oxford GlycoSciences Plc

2) Name of shareholder having a major interest

OppenheimerFunds, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Various Clients

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Unknown

8) Percentage of issued class

Unknown

9) Class of security

Ordinary 5p shares

10) Date of transaction

Unknown

11) Date company informed

7 April 2003

12) Total holding following this notification

2,891,085

13) Total percentage holding of issued class following this notification

5.16%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Pam Rixon - 44 (0)1235 208022

16) Name of authorised company official responsible for making this notification

John Ilett - Company Secretary

Date of notification 9 April 2003
END